Confidential Treatment Requested by Questcor Pharmaceuticals, Inc.    Exhibit 2.1

Execution Version
___________________________________________________________________
LICENSE AGREEMENT
between
NOVARTIS PHARMA AG
NOVARTIS AG
and
QUESTCOR PHARMACEUTICALS, INC.
AKASIA LIMITED
___________________________________________________________________

Table of Contents
Page
1.DEFINITIONS AND INTERPRETATION    1
2.LICENSE    8
3.TRANSFER OF LICENSED IP    9
4.DEVELOPMENT AND REGULATORY REGARDING PRODUCT    9
5.MANUFACTURING AND COMMERCIALIZATION OF THE PRODUCT    10
6.APPLICATION AND USE OF THE TRADEMARK    10
7.QUALITY CONTROL AND APPROVAL PROCEDURES    11
8.OWNERSHIP OF INVENTIONS    11
9.GOVERNANCE    11
10.FINANCIAL PROVISIONS    12
11.REPORTS AND PAYMENT TERMS    13
12.FURTHER OBLIGATIONS    15
13.REPRESENTATIONS AND WARRANTIES    17
14.INDEMNIFICATION.    19
15.INFRINGEMENT OF LICENSED IP BY THIRD PARTIES    20
16.TERM AND TERMINATION    20
17.CONFIDENTIALITY    22
18.PRESS RELEASE    24
19.MISCELLANEOUS    24

*
Schedules to this License Agreement are omitted pursuant to Item 601(b)(2) of Regulation S‑K. The registrant agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

LICENSE AGREEMENT
This LICENSE AGREEMENT (“License Agreement”) is made as of this 11th day of June, 2013 (“Effective Date”), by and between Novartis Pharma AG, a company organized under the laws of Switzerland and located at Lichtstrasse 35, 4056 Basel, Switzerland (“NPHAG”), Novartis AG, a company organized under the laws of Switzerland and located at Forum 1, Novartis Campus, 4056 Basel, Switzerland (“NAG”) (NPHAG and NAG together called “Novartis”), Questcor Pharmaceuticals, Inc., a company organized under the laws of the State of California, United States with its principal executive offices located at 1300 North Kellogg Drive, Suite D, Anaheim, California 92807 (“Questcor”) and Akasia Limited, a wholly-owned subsidiary of Questcor organized under the laws of Ireland and located at 70 Sir John Rogerson’s Quay, Dublin 2 (“Purchaser”) (Questcor and Purchaser together called “Questcor Parties”). Novartis, Questcor and Purchaser are each referred to individually as a “Party” and together as the “Parties.”
RECITALS
WHEREAS, Novartis and/or its Affiliates own or control the Licensed IP;
WHEREAS, Novartis does not (and does not intend to) develop, market, sell, distribute, manufacture and/or commercialize, by itself or through Affiliates and/or third parties, Product using the Licensed IP in the Territory;
WHEREAS, Novartis and/or its Affiliates desire to grant to the Purchaser, and the Purchaser desires to obtain rights to, the Licensed IP exclusively related to Product in the Territory; and
WHEREAS, the Questcor Parties desire to develop, market, sell, distribute, manufacture, have manufactured and commercialize Product in the Territory.
NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the Parties hereby agree as follows:
1.DEFINITIONS AND INTERPRETATION
1.1    Definitions. The capitalized terms used in this License Agreement shall have the meanings as defined below:
“Accounting Standards” means with respect to the Questcor Parties, US GAAP (United States Generally Accepted Accounting Principles), as generally and consistently applied throughout the Questcor Parties’ organisation. Purchaser shall promptly notify Novartis in the event that it changes the Accounting Standards pursuant to which its records are maintained, it being understood that the Questcor Parties may only use internationally recognized accounting principles (e.g. International Financial Reporting Standards, US GAAP, etc.).
“Affiliate” means, with respect to a Party, any Person that directly or indirectly controls, is controlled by, or is under common control with that Party. For the purpose of this definition, “control” shall mean: (a) direct or indirect, ownership of fifty percent (50%) or more of the shares of stock entitled to vote for the election of directors, in the case of a corporation; (b) fifty percent (50%) or more of the equity interest in the case of any other type of legal entity or status as a general partner in any partnership; (c) any other arrangement whereby the entity or Person controls or has the right to control the board of directors or equivalent governing body of a corporation or other entity; (d) if a Party is exposed, or has rights, to variable returns from its involvement with an entity or Person and has the ability to affect its returns through its power over such entity or Person; or (e) the ability to cause the direction of the management or policies of a corporation or other entity. In the case of entities organized under the Laws of certain countries, the maximum percentage ownership permitted by Law for a foreign investor may be less than fifty percent (50%), and in such case such lower percentage shall be substituted in the preceding sentence, provided that such foreign investor has the power to direct the management and policies of such entity.
“Alliance Manager” shall have the meaning set forth in Clause 9.
“Asset Purchase Agreement” shall mean that certain Asset Purchase Agreement among Novartis and the Questcor Parties, dated as of the Effective Date.
“Auditor” shall have the meaning set forth in Clause 11.4(b) of this License Agreement.
“Business Day” means a day (other than a Saturday, Sunday or a public holiday) on which the banks are open for business in Basel, Switzerland and New York, New York.
“Calendar Quarter” means the respective periods of three (3) consecutive calendar months ending on March 31, June 30, September 30 and December 31.
“Calendar Year” means a period of twelve (12) consecutive calendar months ending on December 31.
“Commencement Date” shall have the meaning set forth in clause 16.2(c) of this License Agreement.
“Commercialize” means to market, promote, distribute, import, offer to sell and/or sell Product, and “Commercialization” means commercialization activities relating to the Product, including activities relating to marketing, promoting, distributing, importing, offering for sale and/or selling the Product.
“Commercially Reasonable Efforts” means, with respect to the Questcor Parties’ obligations under this License Agreement to Develop or Commercialize a Product, subject to Clauses 4 and 5, the carrying out of such obligations or tasks in a diligent manner consistent with customary practices of comparable companies in the specialty pharmaceutical industry for the Development or commercialization of a comparable pharmaceutical product at a similar stage of Development or commercialization in light of the intellectual property and competitive landscape relevant to such product, the safety and efficacy profile of a product, the Development and regulatory approval (including any reimbursement approval) risks associated with such product, and the anticipated commercial viability.
“Competition Law” means the Sherman Act, as amended, the Clayton Act, as amended, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Federal Trade Commission Act, as amended, and all other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger, acquisition or otherwise.
“Contract” means any agreement, contract, purchase order, sales order, tender or other legally binding commitment or arrangement.
“Develop” or “Development” means drug development activities, including, without limitation, research, test method development and stability testing, assay development and audit development, toxicology, formulation, quality assurance/quality control development, statistical analysis, clinical studies, packaging development, regulatory affairs, and the preparation, filing and prosecution of NDAs.
“Development Milestones” shall have the meaning set forth in Clause 16.2(c)(i).
“Domain Names” shall mean synacthen.com.
“Drug Substance” means the active pharmaceutical ingredient tetracosactide acetate (a synthetic ACTH analogue) contained in the Product having the structure set forth in Schedule A, and all other salt forms of such tetracosactide.
“Effective Date” means the date this License Agreement enters into effect as set out in the Parties clause above.
“FDA” means the United States Food and Drug Administration or any successor entity thereto.
“Field” shall mean all uses in humans.
“First Commercial Sale” means, with respect to the Product, the first arm’s length sale to a Third Party in the Territory.
“Force Majeure” means any event which is beyond the reasonable control of the Party affected, including but not limited to the following events: earthquake, storm, flood, fire or other acts of nature, epidemic, war, riot, public disturbance, strike or lockouts, government actions, terrorist attack or the like.
“Global Medical Information” shall mean any medical or clinical information, adverse event reports and/or safety information related to the Product and/or the Drug Substance owned or controlled by or on behalf of Novartis and/or its Affiliates in the Field, and including but not limited to clinical study reports, pre-clinical data and toxicity data that are in existence on the Effective Date.
“cGCP” means the current good clinical practices.
“cGLP” means the current good laboratory practices.
“Good Manufacturing Practice” or “GMP” means the current good manufacturing practices (cGMP) and all applicable governmental rules and regulations as applied at the site(s) of manufacture and control, as amended from time to time and in effect during the term of this License Agreement.
“Governmental Authorizations” means any approval, permit, license, certificate, franchise, permission, clearance, registration, qualification or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any Law.
“Governmental Entity” means any court, agency, authority, department, legislative or regulatory body or other instrumentality of any (i) government, (ii) country, (iii) national, federal, state, provincial, regional, county, city or other political subdivision of any such government or country, (iv) supranational organization of which any such government or country is a member, or (v) quasi-governmental authority or self-regulatory organization of competent authority.
“IND” means an Investigational NDA in the Territory filed with the FDA.
“Information” means all Licensed IP, Manufacturing Technology and other proprietary information and data of a financial, commercial or technical nature which the disclosing Party or any of its Affiliates (in the case of Novartis) has supplied or otherwise made available to the other Party or Affiliates (in the case of Novartis), under this License Agreement and whether made available orally, in writing or in electronic form, including information comprising or relating to concepts, discoveries, inventions, data, designs or formulae in relation to this License Agreement.
“Infringement” has the meaning ascribed to such term in Clause 15.1.
“Insolvency Event” means, in relation to Questcor, any one of the following: (a) Questcor is the subject of voluntary or involuntary bankruptcy proceedings instituted on behalf of or against Questcor (except for involuntary bankruptcy proceedings which are dismissed within one-hundred and twenty (120) days); (b) an administrative receiver, receiver and manager, interim receiver, custodian, sequestrator or similar officer is appointed for substantially all of the assets of Questcor; (c) a resolution to wind up Questcor shall have been passed other than a resolution for the solvent reconstruction or reorganization of Questcor; or (d) a resolution shall have been passed by Questcor’s board of directors to make an application for an administration order or to appoint an administrator for substantially all of the assets of Questcor.
“Know-How” means all existing and available technical information, know-how and data, including inventions (whether patentable or not), discoveries, trade secrets, package specifications, chemical specifications, analytical test methods, stability data, testing data, product specifications, instructions, processes, formulation information, validation documents, materials, drawings, formulae, reports, and other technology and techniques in each case to the extent related to the Product or to the Drug Substance in the Field including all biological, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, clinical safety, safety data, manufacturing and quality control, preclinical and clinical data to the extent relevant to the manufacture, registration, use or commercialization of the Product but excluding Manufacturing Technology, and that are in existence and owned or controlled by Novartis and/or its Affiliates on the Effective Date.
“Law” means any statute, law, ordinance, requirement, regulatory rule, code or order of a Governmental Entity.
“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel.
“Licensed IP” means any Global Medical Information, Know How, the Trademark, the Domain Names and Information (and any intellectual property rights in the foregoing) in each case that is necessary for the Development and/or Commercialization of Product in the Field in the Territory and in each case that is in existence and owned or controlled by Novartis and/or its Affiliates or which Novartis and/or its Affiliates have a right to license as of the Effective Date.
“Losses” shall have the meaning set forth in Clause 14.1 hereof.
“Manufacturing Technology” means all technology, trade secrets, know-how and proprietary information in each case to the extent necessary for the manufacture, validation, packaging, release testing, stability and/or shelf life of the Product and/or the Drug Substance in the Field, including the Product’s formulation and/or other records related to the manufacturing process and that are in existence and owned or controlled by Novartis and/or its Affiliates on the Effective Date.
“Marked Product(s)” has the meaning ascribed to such term in Clause 6.1.
“Milestone” shall have the meaning set forth in Clause 10.1.
“NDA” means a New Drug Application filed with the FDA in the Territory for authorization to market the Product, as defined in the applicable Laws and regulations.
“Net Sales” means the net sales on behalf of Purchaser and any of its Affiliates or authorized sublicensees or assignees for the Product sold to Third Parties other than sublicensees/assignees, as determined in accordance with Accounting Standards consistently applied at Purchaser. The deductions booked by Purchaser and its Affiliates, sublicensees and assignees to calculate the recorded net sales from gross sales include the following:
(i)    normal trade and cash discounts;
(ii)    amounts repaid or credited by reasons of defects, rejections, recalls or returns;
(iii)    rebates and chargebacks to customers and Third Parties (including, without limitation, Medicare, Medicaid, TriCare, Managed Healthcare);
(iv)    any amounts recorded in gross revenue associated with goods provided to customers for free – with the exception of samples;
(v)    amounts provided or credited to customers through coupons, other discount programs and co-pay assistance programs;
(vi)    delayed ship order credits, discounts or payments related to the impact of price increases between purchase and shipping dates; and
(vii)    fee for service payments to customers for any non-separable services (including compensation for maintaining agreed inventory levels and providing information).
With respect to the calculation of Net Sales:
(i)    Net Sales only include the value charged or invoiced on the first sale to a Third Party and sales between or among Purchaser and its Affiliates and authorized sublicensees/assignees shall be disregarded for purposes of calculating Net Sales;
(ii)    if a Product is delivered to the Third Party before being invoiced (or is not invoiced), Net Sales will be calculated at the time all the revenue recognition criteria under Accounting Standards are met; and
(iii)    distributors shall not be considered as sublicensees/assignees.
“Novartis Indemnitees” shall have the meaning set forth in Clause 14.2 hereof.
“Person” means any individual, partnership, limited liability company, firm, corporation, association, trust, unincorporated organization or other entity.
“Product” means (i) Synacthen and Synacthen Depot, and (ii) any product for use in the Field in the Territory containing the Drug Substance (either alone or in combination with other active pharmaceutical ingredients) which is Developed or Commercialized using the Licensed IP. For the sake of clarity, the Parties acknowledge and agree that the Product does not include the tetracosactide product commercialized by Novartis’ Affiliate, Sandoz, as of the Effective Date.
“Purchaser Indemnitees” shall have the meaning set forth in Clause 14.1.
“Regulatory Approval” means, with respect to the Product, any approval (notwithstanding the indication), registration, license or authorization from the FDA to market and sell such Product in the Territory.
“Regulatory Filings” means, with respect to the Drug Substance or Product, any submission to the FDA of any appropriate regulatory application, and shall include any IND or NDA.
“Royalty(ies)” shall have the meaning set forth in Clause 10.3.
“Royalty Term” shall have the meaning set forth in Clause 10.3
“Sales & Royalty Report” means a written report or reports showing each of: (a) gross sales; (b) Net Sales; and (c) Royalties payable for the Product in the Territory in United States Dollars during the reporting period. For the avoidance of doubt such written report shall also show details on the aforementioned (a) to (c) items for: (i) Purchaser, its Affiliates and authorized sub-licensees; (ii) last Calendar Quarter and year to date data, for example, up to the last month of the last Calendar Quarter; and (iii) for each Product.
“Supply Agreement” means that certain Supply Agreement between NPHAG and Purchaser, dated as of the Effective Date.
“Suspended Payments” shall have the meaning set forth in Clause 16.3.
“Synacthen” means SYNACTHEN® i.m./i.v. 0.25 mg/mL solution for injection (or other dosage strength and/or form) that includes the Drug Substance as the sole active ingredient.
“Synacthen Depot” means SYNACTHEN DEPOT® i.m. 1 mg/mL suspension for injection (or other dosage strength and/or form) that includes the Drug Substance as the sole active ingredient.
“Territory” means the United States of America.
“Third Party” shall mean any Person other than a Party or an Affiliate of a Party.
“Trademark” means the trademark SYNACTHEN (Serial Number 85495963 with filing date December 15, 2011) in the Territory as provided in Schedule B, including all goodwill associated therewith.
“Transferred Assets” has the meaning assigned thereto in the Asset Purchase Agreement.
“Upfront Payment” means the payment to be made by Purchaser to Novartis upon the Effective Date as set forth in Clause 10.1.
“USD” or “US Dollars” means the lawful currency of the United States of America.
1.2    Interpretation. In this License Agreement unless otherwise specified:
(a)    “includes” and “including” shall mean respectively includes and including without limitation;
(b)    words denoting the singular shall include the plural and vice versa and words denoting any gender shall include all genders;
(c)    the Schedules and other attachments form part of the operative provision of this License Agreement and references to this License Agreement shall, unless the context otherwise requires, include references to the Schedules and attachments;
(d)    references to Clauses and subclauses are to Clauses and subclauses of this License Agreement unless otherwise specified;
(e)    the headings in this License Agreement are for information only and shall not be considered in the interpretation of this License Agreement;
(f)    any reference to “writing” or “written” includes faxes and any legible reproduction of words delivered in permanent and tangible form (but does not include email);
(g)    the words “hereof”, “herein” and “hereunder” and words of like import used in this License Agreement shall refer to this License Agreement as a whole and not to any particular provision of this License Agreement;
(h)    references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; and
(i)    the Parties agree that the terms and conditions of this License Agreement are the result of negotiations between the Parties and that this License Agreement shall not be construed in favour of or against any Party by reason of the extent to which any Party participated in its preparation.
2.    LICENSE
2.1    License Grant from Novartis to Purchaser. Subject to the terms and conditions of this License Agreement, Novartis grants to Purchaser an exclusive, perpetual, irrevocable (other than as set forth in Clause 16), royalty-bearing, sublicensable (subject to Clause 2.2 below), assignable (subject to Clause 19.2 below) license under the Licensed IP to use the Licensed IP solely to Develop and Commercialize the Product in the Field in the Territory and to manufacture or have manufactured the Product for use in the Field in the Territory.
Subject to the terms and conditions of this License Agreement, Novartis grants to Purchaser a co-exclusive, perpetual, irrevocable (other than as set forth in Clause 16), sublicensable (subject to Clause 2.2 below), assignable (subject to Clause 19.2 below) license (i) under the Manufacturing Technology to use the Manufacturing Technology inside and outside the Territory solely to manufacture or have manufactured the Product for Development and/or Commercialization in the Field in the Territory and (ii) under the Licensed IP to use the Licensed IP outside of the Territory, solely to conduct pre-clinical or clinical trials with the Product for Commercialization in the Field in the Territory. For purposes of the above, “co-exclusive” means exclusive as to Purchaser and one other Person as of the Effective Date. For the avoidance of doubt, the foregoing license does not apply, and Novartis shall retain all rights, to the Manufacturing Technology outside of the Field.
2.2    Sublicensing.
(a)    By Purchaser. Subject to Clause 2.2(b) below, Purchaser may sublicense the rights granted to it under Clause 2.1 of this License Agreement without the prior written consent of Novartis.
(b)    Sublicense Requirements. Any sublicense by Purchaser will be subject to a written agreement that (i) requires the sublicensee to comply with all applicable obligations of this License Agreement, and (ii) is not in conflict with any term of this License Agreement. Purchaser shall undertake to enforce the provisions of any such sublicense and shall remain responsible and jointly and severally liable with the sub-licensee to Novartis for the performance of its sublicensee’s obligations and for all acts or omissions of its sublicensees as if they were the acts or omissions of Purchaser under this License Agreement.
2.3    Restriction of Rights. Unless permitted by a separate written agreement signed between the Parties, neither the Purchaser nor any of its Affiliates shall, whether directly or indirectly: (a) knowingly sell Product to customers outside the Territory; (b) manufacture Product which it knows are for use outside the Territory; and/or (c) manufacture Product for sale to customers who Purchaser knows intend to sell such Product outside the Territory.
2.4    Reservation of Rights by Novartis.
(a)    Without prejudice to any other rights that Novartis may have, but subject to Purchaser’s and its Affiliates’ rights under the Asset Purchase Agreement, Purchaser agrees that Novartis retains or shares full and unencumbered rights under the Licensed IP: (i) to make Drug Substance and Product in the Territory for sale outside the Territory, and/or (ii) to exploit or have exploited the Licensed IP in the Territory outside the Field. Purchaser acknowledges and agrees that as between the Parties, Novartis and/or its Affiliates are the sole owner(s) of all right, title and interest in and to the Licensed IP, and Purchaser has not acquired, and shall not acquire, any right, title or interest in or to the Licensed IP pursuant to this License Agreement other than the rights expressly set forth in this License Agreement.
(b)    Unless permitted by a separate written agreement signed between Novartis and Purchaser (or its designee), neither Novartis nor any of its Affiliates shall, whether directly or indirectly: (i) knowingly sell Product to customers inside the Territory inside the Field; and/or (ii) manufacture, Develop or Commercialize Product which it knows are for use inside the Territory inside the Field; and/or (iii) manufacture Product for sale to customers who such Person knows intend to sell such Product inside the Territory inside the Field.
3.    TRANSFER OF LICENSED IP
3.1    Transfer. Novartis shall provide to the Questcor Parties (a) within sixty (60) days from the Effective Date all tangible documentation and records embodying the Licensed IP owned or controlled by Novartis and its Affiliates, which if in electronic form shall be readily useable with off-the-shelf commercially available software and equipment, (b) until twelve (12) months following Novartis’ delivery of all materials under Clause 3.1(a), reasonable access to the personnel at Novartis and its Affiliates to provide instructions and answer questions regarding the application of the Licensed IP (to the extent known by Novartis and its Affiliates), and (c) upon Purchaser’s request, reasonable access to the manufacturing sites of Novartis or of its Affiliates within the Territory used for the packaging of the Product (subject to any policies and guidelines reasonably imposed by Novartis and its Affiliates).
4.    DEVELOPMENT AND REGULATORY REGARDING PRODUCT
4.1    Development. Subject to Clause 4.2, the Questcor Parties will be responsible for conducting, without cost to Novartis, such research and preclinical, clinical and other Development of the Drug Substance and/or Product as it determines appropriate in its sole discretion and at its sole risk. Novartis shall not have any obligation to provide any support to the Questcor Parties regarding the Development of the Product in the Field in the Territory (except as strictly described in this License Agreement).
4.2    Development Diligence, Annual Reports. Notwithstanding anything to the contrary, for a period beginning on the Effective Date and ending on the earlier of (a) the date on which [***] and (b) the date on which the Questcor Parties have paid NAG an aggregate amount of USD[***] pursuant to Clause 10 of this License Agreement (the “Development Period”), Purchaser shall itself, or through its Affiliates or authorized sublicensees, use Commercially Reasonable Effort to Develop the Product in the Field in the Territory. Following the Development Period, Purchaser shall have full discretion as to Development of the Product for the Territory. Commencing by July 1, [***], and by each July 1 thereafter, until the later to occur of (i) July 1, [***] or (ii) [***], the Questcor Parties shall provide Novartis with a written summary of its Development activities for the Product, until First Commercial Sale of the Product in the Territory. Such summaries shall be Confidential Information of Purchaser and protected under Clause 17 and shall contain, at a minimum, information sufficient to permit Novartis to evaluate Purchaser’s progress towards the Development Milestones described in Clause 16.2(c)(i).
4.3    Regulatory.
(a)    The Questcor Parties will (i) determine the regulatory plans and strategies for the Drug Substance and Product, (ii) (either itself or through its authorized sublicensees) make all Regulatory Filings with respect to the Product and (iii) will be responsible for obtaining and maintaining Regulatory Approval in the Territory in the name of Purchaser or its authorized sublicensees.
(b)    Without prejudice to Clause 4.1 above, Novartis shall reasonably cooperate with and provide assistance to Purchaser solely by providing reasonable access to the Licensed IP in connection with Regulatory Filings to the FDA for a Product.
4.4    Compliance. Each of the Questcor Parties agrees that in performing its obligations under this License Agreement, in particular with regard to the Product: (a) it shall comply with all applicable current international regulatory standards, including cGMP, cGLP, cGCP and other rules, regulations and requirements; and (b) it will not knowingly employ or use any Person that has been debarred under Section 306(a) or 306(b) of the U.S. Federal Food, Drug and Cosmetic Act.
5.    MANUFACTURING AND COMMERCIALIZATION OF THE PRODUCT
5.1    Manufacturing. The Questcor Parties (or their designated authorized sublicensee(s)) hereby acknowledge and agree that they will be solely responsible for the manufacture and supply of the Drug Substance and the Product and for the Commercialization of the Product under this License Agreement.
5.2    Commercialization. The Questcor Parties will be solely responsible for all aspects of Commercialization of the Product in the Territory, including planning and implementation, distribution, booking of sales, pricing and reimbursement as they determine appropriate in their sole discretion and at their sole risk. Notwithstanding anything to the contrary, for a period beginning on the Effective Date and ending on the later to occur of (i) [***] anniversary of the Effective Date or (ii) the date on which Purchaser has paid NAG an aggregate amount of USD[***] pursuant to Clause 10 of this License Agreement, the Questcor Parties shall themselves, or through their authorised sublicensees, use Commercially Reasonable Efforts to Commercialize the Product in the Field in the Territory. Novartis shall not have any obligation to provide any support to the Questcor Parties regarding the Commercialization of the Product in the Field in the Territory (except as strictly described in this License Agreement).
5.3    Pharmacovigilance. Within six (6) months following the Effective Date, the Parties shall agree upon and implement a procedure for the mutual exchange of adverse event reports and safety information associated with the Product. Details of the operating procedure respecting such adverse event reports and safety information exchange shall be the subject of a mutually-agreed written pharmacovigilance agreement between the Parties which shall be entered into within such six (6) month period.
6.    APPLICATION AND USE OF THE TRADEMARK
6.1    Application of Trademarks. Nothing in this License Agreement shall require or oblige the Questcor Parties to use the Trademark in relation to the Product. However, any manufacture, marketing, promotion, sale, and/or distribution by the Questcor Parties of Product that carries, or sold by reference to, the Trademark (“Marked Product(s)”) shall be governed by the relevant provisions of this License Agreement.
6.2    Use of Trademarks. None of the Questcor Parties shall use in its business (or apply or obtain registration for) any trademark or corporate name or trading name identical with or confusingly similar to the Trademark.
7.    QUALITY CONTROL AND APPROVAL PROCEDURES
7.1    Standards of Quality. To the extent that Purchaser or any of its Affiliates is using the Trademark licensed to Purchaser under this License Agreement, Novartis shall notify the Purchaser of the reasonable standards of quality and specifications that must be adopted by the Purchaser and its Affiliates in the manufacture and handling of Marked Product(s) and the Purchaser undertakes to, and to cause its Affiliates to, comply strictly with such standards and specifications. For the avoidance of doubt, the Purchaser agrees to, and to cause its Affiliates to, strictly comply, at least, with applicable Good Manufacturing Practice in the manufacture of Marked Product(s), as well as to strictly comply with applicable Laws and regulations in the marketing, sale, and distribution of Marked Product(s). Novartis shall give the Purchaser written notice of any modifications or changes to the standards of quality or specifications relating to the Product and the Purchaser must, and must cause its Affiliates to, use Commercially Reasonable Efforts to implement any such modification or change as soon as reasonably possible, unless such modifications or changes would impose an additional cost on Purchaser or its Affiliates.
7.2    Quality Control. To the extent that Purchaser or any of its Affiliates is using the Trademark licensed to Purchaser under this License Agreement, upon Novartis’ request, Purchaser shall, and shall cause its Affiliates to, at Purchaser’s expense, submit to Novartis for approval a reasonable number of production samples of the Marked Product(s). In the event that Novartis reasonably objects to the quality of any sample, Novartis shall give written notice of such objection to the Purchaser within sixty (60) days of receipt of the sample by Novartis, specifying the way in which the sample fails to meet the quality standards and specifications set forth in accordance with Clause 7.1. The Purchaser shall be obliged to remedy the failure and to submit further samples to Novartis for approval in accordance with this Clause 7.2.
8.    OWNERSHIP OF INVENTIONS
8.1    Ownership of Inventions. Novartis shall have no rights in any inventions, Know-How or similar intellectual property rights created and developed by the Purchaser arising from the Purchaser’s activities under this License Agreement, including any patent applications and patents covering such inventions.
9.    GOVERNANCE
9.1    Alliance Managers. Within thirty (30) days following the Effective Date, each of Novartis, on the one hand, and the Questcor Parties, on the other hand will appoint (and notify the other Parties of the identity of) a senior representative having a general understanding of pharmaceutical development and commercialization issues to act as its alliance manager under this License Agreement (“Alliance Manager”). The Alliance Managers will serve as the contact point between the Parties and will be primarily responsible for facilitating the flow of information and otherwise promoting communication and coordination between the Parties as required under this License Agreement; providing single point communication for seeking consensus both internally within the respective Party’s organization and together regarding any issues, as appropriate, including facilitating review of external corporate communications; and raising cross-Party and/or cross-functional disputes in a timely manner. Each of Novartis and the Questcor Parties may replace its Alliance Manager on written notice to the other Parties.
10.    FINANCIAL PROVISIONS
10.1    Upfront & Milestone Payments. In consideration of the licenses and rights granted to Purchaser hereunder, the Purchaser, either directly or through Questcor as a paying agent, shall pay NAG:
(a)    a non-refundable, non-creditable upfront payment in the sum of USD60,000,000.00 (Sixty Million United States Dollars) upon the Effective Date (“Upfront Payment”);
(b)    a non-refundable, non-creditable milestone payment in the sum of USD25,000,000.00 (Twenty-Five Million United States Dollars) upon the first anniversary of the Effective Date;
(c)    a non-refundable, non-creditable milestone payment in the sum of USD25,000,000.00 (Twenty-Five Million United States Dollars) upon the second anniversary of the Effective Date;
(d)    a non-refundable, non-creditable milestone payment in the sum of USD25,000,000.00 (Twenty-Five Million United States Dollars) upon the third anniversary of the Effective Date;
(e)    milestone payments in the sum of USD[***] ([***] United States Dollars) upon each subsequent anniversary of the Effective Date until such time as Purchaser or its Affiliate or sublicensee secures the first approval of the first Product in any indication within the Field from the FDA; and
(f)    a milestone payment in the sum of USD[***] ([***] United States Dollars) upon the first approval of the first Product in any indication within the Field from FDA.
Each of 10.1 (b) through (f) is hereinafter referred to as a (“Milestone”). The Parties acknowledge and agree that the Upfront Payment is also consideration for the rights granted to Purchaser or its Affiliate by Novartis in the Asset Purchase Agreement.
10.2    Each Milestone shall be deemed earned as of the first achievement of the Milestone, and, with the exception of the Milestone described in Clause 10.1(e), is payable one time only even if the conditions therefor are met with a subsequent Product or for a subsequent indication. The Questcor Parties shall notify Novartis in writing within ten (10) days after achievement of the milestone referenced in Clause 10.1(f). The Questcor Parties shall obtain an unconditional, irrevocable, first written demand bank guarantee in the amount of USD 75,000,000.00 (Seventy-Five Million United States Dollars) with Union Bank to secure the payments described in Clauses 10.1(b), (c) and (d) above, a final signed version of which has been delivered to Novartis on or prior to the Effective Date. All costs associated with the bank guarantee will be borne by the Questcor Parties.
10.3    Royalty Payments.
(a)    In consideration of the licenses and rights granted to Purchaser hereunder, during the Royalty Term (as defined below), the Purchaser will make royalty payments to NAG on aggregate Net Sales of Product(s) in the Territory in each Calendar Quarter by Purchaser and its authorized sublicensees at the rate of [***]% ([***] Percent) of Net Sales (“Royalty”).
(b)    Notwithstanding anything to the contrary, however, in no event will the Royalty paid by the Purchaser in any Calendar Year during the Royalty Term be less than USD[***] ([***] United States Dollars), pro-rated for any partial Calendar Year. For the avoidance of doubt, to the extent that the aggregate Royalty payments in any Calendar Year are less than USD[***], ([***] United States Dollars) the Questcor Parties shall pay to NAG the amount of such shortfall concurrently with the payment with respect to the fourth Calendar Quarter of the applicable Calendar Year.
(c)    Royalties will be payable on a Product-by-Product basis from First Commercial Sale of the Product in the Territory and shall continue to be paid in accordance with the terms of this License Agreement until the Maximum Payment (as defined below) has been paid in full by Purchaser (“Royalty Term”).
10.4    Maximum Payment. Notwithstanding any other provision in this License Agreement to the contrary, in no event shall the aggregate of all amounts payable by the Purchaser pursuant to this Clause 10 exceed USD300,000,000.00 (Three Hundred Million United States Dollars) (the “Maximum Payment”).
11.    REPORTS AND PAYMENT TERMS
11.1    Payment Terms.
(a)    Novartis shall submit an invoice to Purchaser substantially in the form provided by Novartis with respect to each Milestone, and Purchaser will pay such invoice to NAG within thirty (30) days from the date of its receipt of the invoice.
(b)    Within thirty (30) days after each Calendar Quarter during the term of this License Agreement following the First Commercial Sale of a Product (on a Product-by-Product basis), Purchaser will provide to Novartis a Sales & Royalty Report. Novartis shall submit an invoice to Purchaser substantially in the form provided by Novartis with respect to the Royalty amount shown therein. Purchaser shall pay such Royalty amount within thirty (30) days after the date of its receipt of the invoice. Notwithstanding the foregoing, the Parties acknowledge and agree that the Royalty paid by Purchaser in each Calendar Year during the Royalty Term shall be no less than the amount specified in Clause 10.3(b).
(c)    All payments from Purchaser to NAG shall be made by wire transfer of immediately available funds in US Dollars to the credit of such bank account or accounts as may be designated by NAG in this License Agreement or in writing to Purchaser from time to time. Any payment which falls due on a date which is not a Business Day may be made on the next succeeding Business Day.
11.2    Currency. All payments under this License Agreement shall be payable in US Dollars.
11.3    Taxes. To the extent permitted by applicable law, all payments to Novartis under this License Agreement shall be made by Purchaser free and clear of and without deduction or withholding for any taxes. If because of a change in any applicable law subsequent to the date hereof, any applicable law (as determined in the good faith discretion of Purchaser) requires the deduction or withholding of any tax from any payment by Purchaser to Novartis under this Agreement, Purchaser shall (i) be entitled to make such deduction or withholding, (ii) pay the full amount withheld or deducted to the relevant taxing authority, (iii) to the extent that the withholding or deduction is made without possibility for getting full credit under applicable tax treaties, the sum payable by the Purchaser shall be increased by an amount equal to one-half of the sum of (A) the amount of any such required non-creditable withholding or deduction less (B) any tax benefits (including, without limitation, tax credits) realized by Novartis as a result of such withholding or deduction, and (iv) upon request, provide to Novartis a proof of payment of such withheld taxes. Each Party agrees to reasonably assist the other Parties in lawfully claiming exemptions from and/or minimizing such deductions or withholdings under double taxation Laws, treaties or similar circumstances.
11.4    Records and Audit Rights.
(a)    The Questcor Parties shall keep complete, true and accurate books and records in accordance with its Accounting Standards in relation to this License Agreement, including in relation to Net Sales and Royalties. The Questcor Parties will keep such books and records for at least [***] ([***]) years following the Calendar Quarter to which they pertain.
(b)    Novartis shall have the right for a period of [***] ([***]) years after receiving each Sales & Royalty Report to audit whether by itself or through its Affiliate(s) and/or to appoint an internationally-recognized independent accounting firm (whether Novartis, its Affiliate or an accounting firm, hereinafter referred to as the “Auditor”) to inspect the relevant records of Purchaser or its authorized sublicensees to verify such reports, statements, records or books of accounts, as applicable. Where the Auditor is not Novartis the Auditor shall have the right to disclose to Novartis and/or other Affiliates of Novartis its conclusions regarding any payments owed under this License Agreement.
(c)    The Questcor Parties and Purchaser’s authorized sublicensees shall make their records available for inspection by the Auditor during regular business hours at such place or places where such records are customarily kept, upon receipt of reasonable advance notice from Novartis, its Affiliate or designated independent accounting firm, to verify the accuracy of the Sales & Royalty Reports and compliance with this License Agreement. Novartis agrees to hold in confidence all information received and all information learned in the course of any audit or inspection, except to the extent that such information is not confidential and/or it is necessary to disclose it to enforce its rights under this License Agreement or if disclosure is required by Law.
(d)    Novartis shall pay for such audits, as well as its own expenses associated with enforcing its rights with respect to any payments hereunder, except that, if an underpayment of more than three percent (3%) of the total payments due hereunder for the applicable Calendar Year is discovered, the reasonable fees and expenses charged by or incurred by the Auditor shall be paid by the Questcor Parties.
(e)    In the event that the final result of the inspection reveals an undisputed underpayment or overpayment by the Questcor Parties, the underpaid or overpaid amount shall be settled promptly.
11.5    Following the first FDA approval of an NDA for a Product, the Questcor Parties will provide Novartis with the following: (a) estimated quarterly Net Sales information within fifteen (15) days prior to the end of each Calendar Quarter; and (b) Net Sales budget for current and following Calendar Year as soon as reasonably available. For the avoidance of doubt, the information provided by the Questcor Parties pursuant to this Clause 11.5 shall be deemed to be Information for purposes of this Agreement, including, without limitation, Clause 17.
12.    FURTHER OBLIGATIONS
12.1    Actions. No Party shall do or omit to do anything that would substantially diminish or impair the rights of Novartis or Purchaser in the Licensed IP or the Trademark, provided however, that the foregoing shall not restrict the Questcor Parties’ discretion as to the Development and Commercialization of the Product so long as the Questcor Parties comply with their obligation to use Commercially Reasonable Effort. If any Party becomes aware of any claim or challenge to, the validity of the Licensed IP and/or the Trademark, it shall promptly inform the other Parties.
12.2    Prosecution and Defense of Trademark. Each Party shall promptly notify the other Parties of any actual or suspected claim or challenge to, the validity of the Trademark within the Territory that comes to its attention, and the Parties shall agree in good faith on how to best defend such Trademark. Novartis shall have the right, upon written notice to the Questcor Parties within sixty (60) days after learning of an actual or suspected claim or challenge, to prosecute and defend the Trademark in the Territory; provided, however, in the event that Novartis does not provide such written notice to the Questcor Parties within such sixty (60) day period, the Questcor Parties shall have the right to prosecute and defend the Trademark in the Territory. Purchaser shall bear all costs and expenses related to the prosecution and defense (to the extent Purchaser elects to prosecute or defend) of the Trademark in the Territory as of the Effective Date.
12.3    Registration of License. In case a Party wants to make application(s) to the appropriate authority in the Territory for either the registration of this License Agreement as a license or the registration of the Purchaser as a registered user of the Trademark, the Parties shall co-operate to that effect and the Party that initiated such application(s) shall bear the respective costs.
12.4    Further Assurances.
(a)    The Parties shall, and shall cause their Affiliates to, promptly cooperate with each other and their Affiliates and provide such information and assistance as may be reasonably requested by the other in connection with any filings or other actions contemplated by any Competition Law. In connection with and without limiting the foregoing, the parties shall and shall cause their respective Affiliates to, subject to applicable Law and except as prohibited by any applicable Governmental Entity:
(i)    promptly notify the other Parties of any written communication to that party or its Affiliates from any Governmental Entity, including regulatory authorities, concerning this License Agreement or the transactions contemplated hereby, and permit the other Parties to review in advance (and to consider any comments made by the other Parties in relation to) any proposed written communication to any of the foregoing;
(ii)    not agree to participate or participate in any substantive meeting with any Governmental Entity in respect of any filings, investigation or inquiry concerning this License Agreement or the transactions contemplated hereby unless it consults with the other Parties in advance and, to the extent permitted by such Governmental Entity, gives the other Parties the opportunity to attend and participate; and
(iii)    furnish the other Parties (through outside counsel) with copies of all correspondence, filings and written communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective representations on the one hand, and any Governmental Entity, including regulatory authority, or members of their respective staffs on the other hand, with respect to this License Agreement and the transactions contemplated hereby.
(b)    Each Party shall execute and deliver to the other Parties, upon any Party’s request, all documents that are reasonably necessary or desirable to secure, preserve or implement each Party’s rights pursuant to this License Agreement.
12.5    Regulatory Actions. In the event that any assets, businesses or licenses are required to be divested, assigned or sublicensed by order of any Governmental Entity or court of competent jurisdiction, Purchaser may assign its rights under this License Agreement to a Third Party, provided that in connection with any such Assignment, the Questcor Parties shall simultaneously enter into an agreement with Novartis, in form and substance satisfactory to Novartis in its sole discretion, providing for the payment by the Questcor Parties of any amounts that would otherwise be payable pursuant to Clause 10 as and when such amounts would be payable pursuant to this License Agreement. In such event, the bank guaranty mentioned in Clause 10.2 will remain in full force and effect.
12.6    Noncompetition.
(a)    In light of the consideration paid by Purchaser for the rights, title and interest in and to the Licensed IP, Manufacturing Technology and Transferred Assets under this License Agreement and the Asset Purchase Agreement, Novartis covenants on behalf of itself and its Affiliates, that, for a period of [***] ([***]) years following the Effective Date, Novartis and its Affiliates shall not develop, sell and/or distribute a product for human use, containing the Drug Substance worldwide.  The Questcor Parties understand that Sandoz commercializes an immediate release tetracosactide in the US for diagnostic purposes and acknowledge that this product is exempted from the non-compete prohibitions for its continued use. Novartis agrees that the limits of such exemption shall be binding on all successors-in-interest of Sandoz, as well as any assignees, transferees or licensees of such product.
(b)    Notwithstanding the foregoing, Novartis and/or any of its Affiliates shall not be considered in breach of (a) above, (i) if Novartis acquires or consolidates or merges with a Person (or assets of a business)  that is developing, selling and/or distributing a competing product where such sales or distribution is not the primary business of such Person (or assets), and/or (ii) by fulfilling any obligations with respect to the manufacture, sale and distribution of the Product and the Drug Substance during the Transition Period (as such term is defined in the Asset Purchase Agreement) pursuant to the terms of the Supply Agreement.
(c)    From the Effective Date, except as otherwise provided for herein, in the Asset Purchase Agreement or Supply Agreement, Novartis will not provide or facilitate the use of the Licensed IP, Manufacturing Technology and Transferred Assets to its Affiliates or Third Party collaborators for the purpose of developing, manufacturing, marketing and selling the Product or any other product using the Transferred Assets in the Field in the Territory.
13.    REPRESENTATIONS AND WARRANTIES
13.1    Representations and Warranties by Each Party. Each Party represents and warrants to the others as of the Effective Date that:
(a)    it is a company duly organized, validly existing, and in good standing under the Laws of its jurisdiction of formation;
(b)    it has full corporate power and authority to execute, deliver, and perform this License Agreement, and has taken all corporate action required by Law and its organizational documents to authorize the execution and delivery of this License Agreement and the consummation of the transactions contemplated by this License Agreement; and
(c)    this License Agreement constitutes a valid and binding agreement enforceable against it in accordance with its terms.
13.2    Novartis Representation and Warranty. Except as provided for in Clause 13.1, NOVARTIS MAKES NO REPRESENTATIONS, EXTENDS NO WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED AND ASSUMES NO RESPONSIBILITY OR LIABILITY AFTER THE EFFECTIVE DATE IN RESPECT OF THE TRADEMARK, MANUFACTURING TECHNOLOGY, LICENSED IP AND/OR TRANSFERRED ASSETS OR THE APPLICATION, OPERATION, OWNERSHIP, NON-INFRINGEMENT OR USE THEREOF, WHICH PURCHASER TAKES “AS-IS” AND WITH ALL FAULTS.
13.3    Questcor Parties Representation and Warranty. Each Questcor Party represents and warrants to Novartis that as at the Effective Date and subject to such exceptions as are disclosed in the disclosure letter dated as of the date hereof and delivered herewith to Novartis, provided that the disclosure in any Clause or subclause of the Questcor Parties’ disclosure letter shall constitute an exception to the corresponding Clause or subclause of this Clause 13.3 and shall not constitute an exception to any other Clause or subclause of this Clause 13.3 unless (and solely to the extent) the applicability of such disclosure to such other Clause or subclause is clear solely from a reading of the text of such disclosure:
(c)    neither such Questcor Party, nor, to the actual knowledge, following reasonable inquiry, of such Questcor Party, any employee, agent or subcontractor of such Questcor Party, involved or to be involved in the Development and/or Commercialization of the Drug Substance or the Product has been debarred under Subsection (a) or (b) of Section 306 of the Federal Food, Drug and Cosmetic Act (21 U.S.C. 335a); (ii) no Person who is known by such Questcor Party to have been debarred under Subsection (a) or (b) of Section 306 of said Act will be employed by such Questcor Party in the performance of any activities hereunder; and (iii) to the actual knowledge, following reasonable inquiry, of such Questcor Party, no Person on any of the FDA clinical investigator enforcement lists (including, but not limited to, the (1) Disqualified/Totally Restricted List, (2) Restricted List and (3) Adequate Assurances List will participate in the performance of any activities hereunder.
(d)    Questcor is a well-established and licensed pharmaceutical company which, together with its Affiliates and distributors, has the necessary resources and expertise (or the resources to acquire the expertise) to carry out its obligations hereunder and to cause Purchaser to carry out its obligations hereunder.
(e)    Such Questcor Party is not and has not been (and has no Affiliates that are or have been) subject to any litigation by customers or investigation by local and/or regulatory authorities which would materially negatively impact such Questcor Party’s obligations hereunder.
(f)    There is no suit, action, investigation or proceeding pending or threatened against such Questcor Party that challenges or seeks to prevent or enjoin the transactions contemplated by this License Agreement.
(g)    Such Questcor Party has received all the information it considers necessary for deciding whether to enter into this License Agreement and obtain rights to the Licensed IP in the Territory.
(h)    Such Questcor Party has no knowledge that any representations or warranty of Novartis made in this Agreement are not true and correct.
13.4    Special, Indirect and Other Losses. NO PARTY NOR ANY OF ITS AFFILIATES SHALL BE LIABLE IN CONTRACT, TORT, NEGLIGENCE BREACH OF STATUTORY DUTY OR OTHERWISE FOR ANY SPECIAL, INDIRECT, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES OR FOR ANY ECONOMIC LOSS, DIMINUTION IN VALUE OR LOSS OF PROFITS SUFFERED BY ANY OTHER PARTY. NO REPRESENTATIONS OR WARRANTIES ARE MADE, INCLUDING AS TO FITNESS FOR PURPOSE, MERCHANTABILITY AND/OR NON-INFRINGEMENT, EXCEPT AS EXPRESSLY STATED HEREIN.
For the avoidance of doubt, nothing in this Clause 13.4 is intended to affect the Milestones and Royalties due and payable by the Purchaser to Novartis pursuant to the terms of this License Agreement, including Novartis’ right to bring a claim to recover such Milestone and Royalties in the event that they are not paid in accordance with the terms of this License Agreement. No Party excludes any liability for death or personal injury caused by its negligence or that of its employees, agents or subcontractors.
13.5    Survival. The representations and warranties made by the Parties and contained in this License Agreement shall survive the Effective Date for, and all claims for indemnification in connection therewith shall be asserted not later than, [***] ([***]) months following the Effective Date. Notwithstanding the foregoing, if, prior to the close of business on the last day a claim for indemnification may be asserted hereunder, an indemnifying party shall have been properly notified of a claim for indemnity hereunder and such claim shall not have been finally resolved or disposed of at such date, such claim shall continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms hereof.
14.    INDEMNIFICATION.
14.1    Indemnification Obligations of Novartis. Novartis shall indemnify and hold the Questcor Parties, their Affiliates and their respective officers, directors, agents and employees (“Purchaser Indemnitees”) harmless from and against any and all costs, charges, claims (including Third Party claims) damages or expenses (including attorneys’ fees and expenses) against or incurred by them (“Losses”) to the extent arising or resulting from any breach of any representation or warranty of Novartis set forth in this License Agreement.
14.2    Indemnification Obligations of Questcor Parties. Subject to Clause 16.6, the Questcor Parties shall indemnify and hold Novartis, its Affiliates and their respective officers, directors, agents and employees (“Novartis Indemnitees”) harmless from and against any and all Losses to the extent arising or resulting from:
(i)    any breach of any representation or warranty of a Questcor Party set forth in this License Agreement;
(j)    any breach of any covenant, agreement or undertaking made by a Questcor Party in this License Agreement, other than any covenant, agreement or undertaking contained in Clause 16.2;
(k)    The Questcor Parties’ Development, manufacturing and/or Commercialization of the Drug Substance, the Product and/or Licensed IP after the Effective Date; or
(l)    Any inquiry and/or investigation conducted by a Governmental Entity in connection with this License Agreement; provided, however, for purposes of this Clause 14.2(d), the Novartis Indemnitees’ indemnifiable Losses shall be limited to reasonable out of pocket expenses paid by Novartis Indemnitees to Third Parties.
14.3    Indemnification Procedure. Novartis or Questcor Parties, as applicable, (the “Indemnified Party”) shall:
(a)    promptly notify the other Party or Parties (the “Indemnifying Party”) of anything which could lead to a Loss;
(b)    permit the Indemnifying Party to participate in or lead the conduct, defense and/or settlement of such claim, proceeding, inquiry or investigation; provided, however, that Indemnifying Party shall not compromise or otherwise settle the same without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed; and
(c)    reasonably assist at the cost of the Indemnifying Party in the investigation and defense of such claim, proceeding, inquiry or investigation.
The provisions of this Clause 14 shall be the sole and exclusive monetary remedy of the Questcor Parties and Novartis for any breach by the other Party of a representation or warranty contained in this License Agreement.
15.    INFRINGEMENT OF LICENSED IP BY THIRD PARTIES
15.1    Infringement. Each Party shall promptly notify the other Parties of any actual, suspected or threatened infringement, violation or misappropriation within the Territory of the Licensed IP (“Infringement”) that comes to its attention.
15.2    Right to Bring Action. Except as set forth in Clause 15.3 below, Purchaser shall have the sole right to send notices and bring and conduct actions in relation to any Infringement in the Territory. Novartis will co-operate fully with the Purchaser in taking all reasonable steps requested by the Purchaser in connection with any Infringement action, including joining in Legal Proceedings. The Questcor Parties shall bear the costs of any such Legal Proceedings, and the Purchaser shall be entitled to any damages, account of profits and/or awards of costs recovered.
15.3    Exception. In the event that Purchaser does not take reasonable steps to prevent any individual Infringement within thirty (30) days of becoming aware or receiving written notice thereof, Novartis shall hereafter have the sole right (but shall not be under any obligation in this regard) to send notices and bring and conduct actions in relation to such Infringement. The Questcor Parties will co-operate fully with Novartis in taking all reasonable steps requested by Novartis in connection with any such Infringement action, including joining in Legal Proceedings. Novartis shall bear the costs of any such Legal Proceedings, and shall be entitled to any damages, account of profits and/or awards of costs recovered.
15.4    Settlements. The Parties shall reasonably consult with each other before accepting any settlement or any judicial finding which is reviewable by a higher authority.
16.    TERM AND TERMINATION
16.1    Term. This License Agreement shall come into force on the Effective Date and, subject only to earlier termination pursuant to this Clause 16, shall continue in full force and effect in perpetuity.
16.2    Novartis Termination. Novartis has the right to terminate the license granted hereunder by serving written notice on the Questcor Parties only upon the occurrence of the following events:
(c)    Purchaser fails to and Questcor also does not pay any undisputed amount due under Clause 10 or 14 and the Questcor Parties fail to remedy such failure within thirty (30) days of receipt of a written notice from Novartis specifying such failure;
(d)    An Insolvency Event occurs; or
(e)    A Questcor Party materially breaches its obligation to use Commercially Reasonable Effort to Develop and/or Commercialize the Product and fails to cure such breach within a period of [***] ([***]) days of receipt of a written notice from Novartis specifying such breach; provided, however, Novartis will only be entitled to send such written notice to the Questcor Parties under this Clause 16.2(c) during the time period commencing with the [***] ([***]) anniversary of the date that Novartis delivers the materials contemplated by Clause 3.1 (the “Commencement Date”) through and including the date on which the Questcor Parties have paid Novartis an aggregate amount of USD300,000,000.00 pursuant to Clause 10 of this License Agreement.
(i)    Notwithstanding anything to the contrary, the Questcor Parties shall be deemed to have materially breached its obligation to use Commercially Reasonable Efforts to Develop the Product and shall be afforded no notice and cure period in the event it fails to achieve any of the following development milestones (“Development Milestones”):

1.	Conduct a [***] with [***] with respect to [***] within [***] ([***]) months of the Commencement Date.

2.	Commence [***] with [***] within [***] ([***]) months of the Commencement Date. For purposes hereof, commencement of [***] shall be deemed to occur upon the [***].

3.	Submission (but not [***]) of [***] for [***] within [***] ([***]) months of the Commencement Date.
(ii)    Subject to the last sentence of this Clause 16.2(c)(ii), in the event a Questcor Party fails to achieve a Development Milestone, Novartis may exercise its right to terminate this License Agreement, in its sole and absolute discretion, any time within the [***] ([***]) months following such failure. Termination will be effective immediately upon written notice to the Questcor Parties. Notwithstanding the foregoing, (A) if Novartis does not exercise its right to terminate this License Agreement within the [***] ([***]) month period following a Questcor Party’s failure to achieve a Development Milestone before the applicable deadline, Novartis’s termination right with respect to that specific Development Milestone (only) shall be extinguished, and (B) if Novartis does not exercise its right to terminate this License Agreement prior to a Questcor Party achieving the applicable Development Milestone notwithstanding the expiration of the applicable deadline Novartis’s termination right with respect to that specific Development Milestone (only) shall be extinguished.
16.3    Questcor Parties Termination.
(a)    In the event that a Third Party receives approval of an NDA for a long acting injectable formulation of the Drug Substance with the FDA for use in the Field prior to a Questcor Party receiving approval of an NDA for the Product with the FDA for use in the Field, and the Questcor Parties have collectively paid to Novartis at least USD[***] ([***] United States Dollars) pursuant to Clause 10 of this License Agreement, Purchaser shall have the right to immediately terminate this License Agreement by serving written notice on Novartis. In the event (i) Purchaser exercises its right to terminate the license pursuant to this Clause 16.3(a); (ii) the Third Party receiving approval from FDA of a long acting injectable formulation of the Drug Substance prior to a Questcor Party receiving approval of an NDA for the Product with the FDA obtains approval for the same indication for which a Questcor Party has filed for approval with FDA or has conducted or is conducting clinical trials; and (iii) the Questcor Parties have paid to Novartis at least USD[***] ([***] United States Dollars) in the aggregate pursuant to Clause 10 of this License Agreement, then Novartis shall refund to Purchaser an amount equal to USD[***] ([***] United States Dollars) as soon as reasonably possible.
(b)    In the event a Questcor Party does not receive approval from the FDA of an NDA for the Product on or before the [***] ([***]) anniversary of the Effective Date and a Questcor Party has used Commercially Reasonable Efforts to obtain approval from FDA and the Questcor Parties have paid to Novartis at least USD[***] ([***] United States Dollars) in the aggregate pursuant to Clause 10 of this License Agreement, Purchaser shall have the right to immediately terminate this License Agreement by serving written notice on Novartis.
16.4    Effect of Termination. If this License Agreement is terminated pursuant to Clause 16.2 or 16.3:
(a)    the license to use the Trademark and Licensed IP and Manufacturing Technology will cease and revert to Novartis according to the written notice served pursuant to Clause 16.2 or 16.3, as applicable, as at the date of such termination and the Questcor Parties shall cease all use thereof;
(b)    Except as set forth in Clause 16.3(a), the Questcor Parties shall not be entitled to any compensation or any refund of the Upfront Payment, Milestones and/or Royalties as a result of the termination of this License Agreement; and
(c)    all accrued, outstanding sums payable by the Questcor Parties to Novartis shall immediately become due and payable.
16.5    Survival. The termination of this License Agreement shall not relieve the Parties of any obligation accruing prior to such expiration or termination. Without limiting the forgoing the provisions of Clauses 14, 16, 17 and 19 shall survive the termination of this License Agreement.
16.6    Termination Not Sole Remedy. Termination is not the sole remedy under this License Agreement, and, whether or not termination is effected and notwithstanding anything contained in this License Agreement to the contrary, all other remedies will remain available except as otherwise agreed to herein. Notwithstanding the foregoing, in the event that this License Agreement is terminated pursuant to Clause 16.2(b) or Clause 16.2(c), such termination of this License Agreement shall be the sole and exclusive remedy of Novartis under this License Agreement and no other remedy will remain available to Novartis with respect to this License Agreement, including, without limitation, any claim for indemnification under Clause 14.2.
17.    CONFIDENTIALITY
17.1    Duty of Confidence. The Parties acknowledge and agree that the Licensed IP and Manufacturing Technology will be deemed to be the confidential and proprietary information of the Purchaser on and after the Effective Date and shall be deemed to be Information of Purchaser for purposes of this Clause 17. Subject to the other provisions of this Clause 17, all Information will be maintained by the Parties in confidence and otherwise safeguarded by all Parties. Each Party may only use the Information strictly for the purposes of this License Agreement and pursuant to the rights and obligations of such Party under this License Agreement. Subject to the other provisions of this Clause 17, each Party shall hold as confidential such Information of the other Party or its Affiliates (in the case of Novartis, where Affiliates of Novartis disclose information) in the same manner and with the same protection as such recipient Party maintains its own confidential information. Subject to the other provisions of this Clause 17, a Party may only disclose Information to employees, agents, contractors, consultants and advisers of such Party and in the case of Novartis, Novartis may also disclose to its Affiliates and their employees, agents and contractors, and in the case of the Questcor Parties, the Questcor Parties may also disclose to its authorized sublicensees to the extent reasonably necessary for the purposes of, and for those matters undertaken pursuant to, this License Agreement; provided that such Persons are bound to maintain the confidentiality of the Information in a manner consistent with the confidentiality provisions of this License Agreement. Notwithstanding anything to the contrary, however, the Parties acknowledge and agree that certain Licensed IP and Manufacturing Technology have been licensed to a Third Party for use outside the Territory prior to the Effective Date. Novartis’ disclosure and/or use of Novartis’ Information and the Licensed IP and Manufacturing Technology pursuant to the terms of written agreements entered into prior to the date hereof with such Third Party shall not be a breach or violation of the terms of this Clause 17.
17.2    Exceptions. The obligations under this Clause 17 shall not apply to any information to the extent the recipient Party can demonstrate by competent evidence that such information:
(c)    is (at the time of disclosure) or becomes (after the time of disclosure) known to the public or part of the public domain through no breach of this License Agreement by the recipient Party or, including in the case of Novartis its Affiliates or in the case of the Questcor Parties, through their authorized sublicensees;
(d)    with respect to the Questcor Parties, was known to, or was otherwise in the possession of, the Questcor Parties, prior to the time of disclosure by Novartis or any of its Affiliates;
(e)    is disclosed to the recipient Party (or an Affiliate, in the case of Novartis) on a non-confidential basis by a Third Party who is entitled to disclose it without breaching any confidentiality obligation to the disclosing Party (or any of its Affiliates in the case of Novartis); or
(f)    is independently developed by or on behalf of the recipient Party (or its Affiliates, in the case of Novartis), as evidenced by its written records, without reference to the Information disclosed by the disclosing Party (or its Affiliates in the case of Novartis) under this License Agreement.
Specific aspects or details of Information shall not be deemed to be within the public domain or in the possession of the recipient Party merely because the Information is embraced by more general information in the public domain or in the possession of the recipient Party. Further, any combination of Information shall not be considered in the public domain or in the possession of the recipient Party merely because individual elements of such Information are in the public domain or in the possession of the recipient Party unless the combination and its principles are in the public domain or in the possession of the recipient Party.
17.3    Authorized Disclosures.
(d)    In addition to disclosures allowed under Clause 17.1 and 17.2, the Questcor Parties may disclose Information belonging to Novartis or its Affiliates to the extent such disclosure is necessary in connection with the Regulatory Filings for a Product.
(e)    In addition to disclosures allowed under Clause 17.1 and 17.2, either Party may disclose Information belonging to the other Party (and/or its Affiliates in the case of Novartis) to the extent such disclosure is necessary to: (i) prosecute or defend litigation as permitted by this License Agreement; and/or (ii) comply with applicable court orders or governmental regulations.
(f)    In the event the recipient Party is required to disclose Information of the disclosing Party by Law or in connection with bona fide legal process, such disclosure shall not be a breach of this License Agreement; provided that the recipient Party (i) informs the disclosing Party as soon as reasonably practicable of the required disclosure; (ii) limits the disclosure to the required purpose; and (iii) at the disclosing Party’s request and expense, assists in an attempt to object to or limit the required disclosure.
17.4    Ongoing Obligation for Confidentiality. Upon early Termination of this License Agreement for any reason, each Party and its Affiliates (in the case of Novartis) shall immediately return to the other Party or destroy any Information disclosed by the other Party, except for (i) such copies as must be retained pursuant to applicable Law, and (ii) one copy which may be retained in its confidential files for archive purposes.
18.    PRESS RELEASE
18.1    Press Releases. No Party shall issue any press release, trade announcement or make any other public announcement or statement with regard to the transactions contemplated by this License Agreement without the other Parties’ prior written consent, which shall not be unreasonably withheld. Where consent is forthcoming, the Parties agree to consult with each other regarding the content of any such press release or other announcement. The aforementioned restriction shall not apply to announcements required by any Regulatory Authority or Governmental Entity under applicable Law provided that in such event the Parties shall coordinate the wording and the Questcor Parties shall take into consideration any requests of Novartis. However, in such event the Parties shall, to the extent reasonably practicable, coordinate the wordings of any such announcements. Each Party hereto acknowledges that the Questcor Parties and Novartis shall have the right to disclose a brief summary of the transaction, including the amounts payable by the Questcor Parties under this License Agreement, in its official financial reports.
19.    MISCELLANEOUS
19.1    Governing Law; Venue. This License Agreement shall be governed by and construed under the Laws of the State of New York USA, without giving effect to the conflicts of Laws provision thereof, and with the exclusion of the Vienna Convention on the International Sale of Goods. Any Legal Proceeding relating to this License Agreement or the enforcement of any provision of this License Agreement shall be brought or otherwise commenced in, and each Party expressly and irrevocably consents and submits to the jurisdiction of, any state or federal court located in the State, City and County of New York.
19.2    Assignment.
(a)    No Party may assign its rights and obligations under this License Agreement without the other Parties’ prior written consent, except that any Party may (i) assign its rights and obligations under this License Agreement or any part hereof to one or more of its Affiliates without the consent of the other Party; and (ii) assign this License Agreement in its entirety to a successor to all or substantially all of its business or assets to which this License Agreement relates; provided in all cases, that any permitted assignee shall assume all obligations of its assignor under this License Agreement (or related to the assigned portion in case of a partial assignment), and no permitted assignment shall relieve the assignor of liability hereunder. Any attempted assignment in contravention of the foregoing shall be void. Subject to the terms of this License Agreement, this License Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.
(b)    Any assignment by the Questcor Parties will be subject to a written agreement that (i) requires the assignee to comply with all applicable obligations of this License Agreement, and (ii) is not in conflict with any term of this License Agreement. The Questcor Parties shall undertake to enforce the provisions of any such assignment and shall remain responsible and jointly and severally liable with the assignee to Novartis for the performance of assignee’s obligations and for all acts or omissions of its assignees as if they were the acts or omissions of the Questcor Parties under this License Agreement. As such, the bank guaranty described in Clause 10.2 shall remain in full force and effect despite any such assignment.
19.3    Injunctive Relief. The Parties understand and agree that monetary damages may not be a sufficient remedy for breach of this License Agreement and that each Party will be entitled to seek equitable relief, including injunction and specific performance for any such breach. Nothing contained in this License Agreement shall be construed as limiting a Party’s right to any other remedies it may have under this License Agreement or in Law, including, without limitation, the recovery of damages for breach of this License Agreement.
19.4    Force Majeure. If and to the extent that any Party is prevented or delayed by Force Majeure from performing any of its obligations under this License Agreement and promptly so notifies in writing the other Parties, specifying the matters constituting Force Majeure together with such evidence in verification thereof as it can reasonably give and specifying the period for which it is estimated that the prevention or delay will continue, then the Party so affected shall be relieved of liability to the other for failure to perform or for delay in performing such obligations (as the case may be), but shall nevertheless use its commercially reasonable efforts to resume full performance thereof.
19.5    Notices. All notices, consents, waivers, and other communications under this License Agreement must be in writing and will be deemed to have been duly given when: (a) delivered by hand (with written confirmation of receipt); (b) sent by fax (with written confirmation of receipt), provided that a copy is immediately sent by an internationally recognized overnight delivery service (receipt requested); or (c) when received by the addressee, if sent by an internationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and fax numbers set forth below (or to such other addresses and fax numbers as a Party may designate by written notice):
If to Purchaser or Questcor:
Questcor Pharmaceuticals, Inc.
1300 North Kellogg Drive, Suite D
Anaheim Hills, CA 92807
Attn: Michael Mulroy, General Counsel
Fax: +1-714-789-4229
Email: Michael.Mulroy@Questcor.com
With a copy (which copy shall not constitute notice) to:
Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite 1600
Newport Beach, CA 92660
Attention: Lawrence B. Cohn
Facsimile: +1-949-725-4100
Email: lcohn@sycr.com
If to Novartis:
Novartis Pharma AG
Lichtstrasse 35
CH-4056 Basel, Switzerland
Attn: Head of BD&L
Fax: +41 61 324 2100
With a copy To:
Novartis Pharma AG
Lichtstrasse 35
CH-4056 Basel, Switzerland
Attn: General Counsel
Fax: +41 61 324 7399
19.6    Waiver and Amendments. The failure of any Party to assert a right hereunder or to insist upon compliance with any term or condition of this License Agreement shall not constitute a waiver of that right or excuse a similar subsequent failure to perform any such term or condition by the other Party. No waiver shall be effective unless it has been given in writing and signed by the Party giving such waiver. No provision of this License Agreement may be amended or modified other than by a written document signed by authorized representatives of each Party.
19.7    Severability. Without prejudice to any other rights that the Parties have pursuant to this License Agreement, every provision of this License Agreement is intended to be severable. If any provision of this License Agreement shall be invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions of this License Agreement, which shall remain in full force and effect. The Parties hereto agree to consult each other and to agree upon a new stipulation which is permissible under the Law and which comes as close as possible to the original purpose and intent of the invalid, void or unenforceable provision.
19.8    Entire Agreement. This License Agreement (together with the Asset Purchase Agreement and the Supply Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof.
19.9    Relationship of the Parties. Nothing contained in this License Agreement shall be deemed to constitute a partnership, joint venture, or legal entity of any type between Novartis and the Questcor Parties, or to constitute one as the agent of the other. Moreover, each Party agrees not to construe this License Agreement, or any of the transactions contemplated hereby, as a partnership for any tax purposes. Each Party shall act solely as an independent contractor, and nothing in this License Agreement shall be construed to give any Party the power or authority to act for, bind, or commit the other.
19.10    Expenses. Except as otherwise expressly provided in this License Agreement, each Party shall pay the fees and expenses of its respective lawyers and other experts and all other expenses and costs incurred by such Party incidental to the negotiation, preparation, execution and delivery of this License Agreement.
19.11    Extension to Affiliates. Each Party shall have the right to extend the rights, immunities and obligations granted in this License Agreement to one or more of its Affiliates. All applicable terms and provisions of this License Agreement shall apply to any such Affiliate to which this License Agreement has been extended to the same extent as such terms and provisions apply to original Party, who shall remain primarily liable for any acts or omissions of its Affiliates. Each of Questcor and Purchaser shall be joint and severally liable under this License Agreement.
19.12    Further Assurances. Novartis and the Questcor Parties hereby covenant and agree without the necessity of any further consideration, to execute, acknowledge and deliver any and all such other documents and take any such other action as may be reasonably necessary to carry out the intent and purposes of this License Agreement.
19.13    Compliance with Law. Each Party shall perform its obligations under this License Agreement in accordance with all applicable Laws. No Party shall, or shall be required to, undertake any activity under or in connection with this License Agreement which violates, or which it believes, in good faith, may violate, any applicable Law.
19.14    English Language. This License Agreement is written and executed in the English language. Any translation into any other language shall not be an official version of this License Agreement and in the event of any conflict in interpretation between the English version and such translation, the English version shall prevail.
19.15    Counterparts. This License Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
19.16    Joint and Several Liability. The Questcor Parties’ obligations under this License Agreement shall, in all cases, be joint and several.
[Remainder of Page Intentionally Left Blank; Signature Page Follows]

The parties to this License Agreement have caused this License Agreement to be executed and delivered as of the date first written above.

NOVARTIS AG By: /s/Barbara Kessler Name: Barbara Kessler Title: Authorized Signatory Date:	NOVARTIS PHARMA AG By: /s/Alex Pyrathon Name: Alex Pyrathon Global Head Commercial Operations Title: & Established Medicines BF Date:
By: /s/Andreas Bohrer Name: Andreas Bohrer Title: Authorized Signatory Date:	By: /s/Matt Owens Name: Matt Owens Title: Senior Legal Counsel Date:
QUESTCOR PHARMACEUTICALS, INC. By: /s/Don Bailey Name: Don Bailey Title: President and CEO Date: June 7, 2013	AKASIA LIMITED By: /s/Michael Mulroy Name: Micheal Mulroy Title: Director Date: June 7, 2013

[***]	Information has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.